October 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Katherine Wray, Attorney-Advisor

Re:	Facebook, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 24, 2015
File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) as a follow-up to the Company’s letter dated September 3, 2015, as well as subsequent discussions that the Company has had with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in which the Company responded to the comments from the Staff received by electronic mail on August 20, 2015 (the “Comment Letter”) that relate to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 24, 2015 (the “Proxy Statement”).

The Company acknowledges the Staff’s position that Item 402 of Regulation S-K requires that the cost of any personal security measures incorporated in Mr. Zuckerberg’s overall security program must be included in “All Other Compensation” for Mr. Zuckerberg in the summary compensation table, and the Company will include disclosure of such personal security costs in the “All Other Compensation” column of the summary compensation table beginning with its 2016 Annual Proxy Statement to be filed in April 2016.

* * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

Securities and Exchange Commission

October 20, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission

October 20, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Deputy General Counsel

Facebook, Inc.

James D. Evans

Fenwick & West LLP